SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Barzel Industries Inc.
(Name of Issuer)

Warrants
(Title of Class of Securities)

66986M 118
(CUSIP Number)

Gilbert E. Playford
Barzel Industries Inc.
320 Norwood Park South – 2nd Floor
Norwood, MA 02062
781-712-1234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986M 118	13D	Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,890,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,890,368
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,368
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 118	13D	Page 3 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford Revocable Trust 047840655
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,890,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,890,368
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,368
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 66986M 118	13D	Page 4 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Playford Family Limited Partnership 20-0671568
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,890,368
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,890,368
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,368
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 66986M 118	13D	Page 5 of 10 Pages

Introduction

This Amendment No. 4 amends and supplements the Schedule 13D filed on August 14, 2008 and amended on October 16, 2008, October 24, 2008 and October 28, 2008 by Gilbert E. Playford and, beginning with Amendment No. 1, by the Gilbert E. Playford Revocable Trust relating to the warrants to purchase one share of common stock of Barzel Industries Inc., f/k/a Novamerican Steel Inc., f/k/a Symmetry Holdings Inc., and adds Playford Family Limited Partnership as a filer.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to warrants (the “Warrants”) to purchase one share of common stock, par value $0.001 per share (the “Common Stock”) per Warrant issued by Barzel Industries Inc., f/k/a Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 320 Norwood Park South – 2nd Floor, Norwood, MA  02062.

Item 2.	Identity and Background.

(a)
This Schedule 13D/A is being filed by Gilbert E. Playford (“Playford”), the Gilbert E. Playford Revocable Trust (the “Trust”), a revocable trust of which Playford is the settlor and sole trustee, and Playford Family Limited Partnership (“Family LP”), a limited partnership of which Playford Management LLC is the general partner and of which Playford is the sole member.

(b)
The business address of Playford is 320 Norwood Park South – 2nd Floor, Norwood, MA 02062.  The business address of each of the Trust and Family LP is 5200 St. Andrews Island Drive, Vero Beach, FL 32967.

(c)
As of October 28, 2008, Playford indirectly beneficially owned warrants to purchase 1,719,895 shares of Common Stock owned by the Trust.  On November 6-28, 2008, the Trust acquired 170,473 Warrants on the open market.  Playford is the settler and sole trustee of the Trust.  On June 25, 2009, the Trust transferred all 1,890,368 warrants to Family LP. Playford is the settler and sole trustee of the Trust.  Playford is the sole member of Playford Management LLC, the general partner of Family LP.  The Trust is the sole limited partner of Family LP.  Playford is the non-executive Chairman of the Issuer, as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, neither Playford, the Trust nor Family LP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither Playford, the Trust nor Family LP has been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP No. 66986M 118	13D	Page 6 of 10 Pages

jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada. The Trust is a Florida revocable trust. Family LP is a Florida limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

From August 8, 2008 through August 12, 2008, Playford indirectly acquired warrants to purchase 238,235 shares of Common Stock acquired by the Spouse Trust, and warrants to purchase 389,181 shares of Common Stock acquired by the Trust.  Each of the acquisitions described above was made on the open market at then-prevailing prices ranging from $.60-$.68 per warrant.  The Spouse Trust financed its acquisition from funds contributed by Playford’s spouse through the use of her personal funds and the Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 14-16, 2008, the Trust acquired 1,609,759 Warrants on the open market at the then-prevailing prices of $.40 and $.41 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 17-22, 2008, the Trust acquired 255,574 Warrants on the open market at the then prevailing price of $.45 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 24, 2008, the Spouse Trust, as to all 238,235 of its Warrants, and the Trust, as to 2,110,514 of its Warrants, agreed to exchange such Warrants for Common Stock at a ratio of one shares of Common Stock for each 3.55 Warrants surrendered.  The Spouse Trust received 67,108 shares of Common Stock in exchange for its 238,235 Warrants and the Trust received 594,511 shares of Common Stock in exchange for its 2,110,514 Warrants.  No additional consideration was paid.  After such exchanges, the Spouse Trust did not beneficially own any Warrants and the Trust beneficially owned 154,000 Warrants.

On October 24-27, 2008, the Trust acquired 1,575,895 Warrants on the open market at the then prevailing prices ranging from $.28-$.35 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On November 6-28, 2008, the Trust acquired 170,473 Warrants on the open market at the then prevailing prices ranging from $.05-$.33 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On June 26, 2009, Family LP acquired from the Trust 1,890,368 Warrants in a private purchase at the then prevailing price of $.05 per Warrant.  Family LP financed this acquisition from funds contributed by Playford through the use of his personal funds.  See Item 5 below.

CUSIP No. 66986M 118	13D	Page 7 of 10 Pages

Item 4.	Purpose of Transaction.

Playford, the Trust and Family LP do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying Warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Playford may be deemed to be the indirect beneficial owner of 1,890,368 Warrants, over which he has shared voting and shared dispositive power, through the ownership of such Warrants by Family LP, as more fully described in Item 2(c) and Item 3 above.  The 1,890,368 Warrants beneficially owned by Playford represent 29.8% of the issued

CUSIP No. 66986M 118	13D	Page 8 of 10 Pages

and outstanding Warrants based on 6,352,847 warrants issued and outstanding at March 31, 2009.  As of June 25, 2009, the Trust does not own any Warrants.

The following sets forth certain information regarding all transactions in the Warrants that were effected by Playford, the Trust and Family LP since October 28, 2008:

Entity	Date	Amount Bought (Sold)	Price Per Warrant	Where and How Effected
Trust	10/14/2008	1,205,000 Warrants	$.40	Open Market Purchase
Trust	10/15/2008	303,122 Warrants	$.40	Open Market Purchase
Trust	10/15/2008	50,000 Warrants	$.41	Open Market Purchase
Trust	10/16/2008	51,637 Warrants	$.40	Open Market Purchase
Trust	10/17/2008	75,074 Warrants	$.45	Open Market Purchase
Trust	10/20/2008	36,500 Warrants	$.45	Open Market Purchase
Trust	10/21/2008	94,000 Warrants	$.45	Open Market Purchase
Trust	10/22/2008	50,000 Warrants	$.45	Open Market Purchase
Spouse Trust	10/24/2008	(238,235) Warrants	Exchange of Warrants for Common Stock	Private Exchange with Issuer
Trust	10/24/2008	(2,110,514) Warrants	Exchange of Warrants for Common Stock	Private Exchange with Issuer
Trust	10/24/2008	500,000 Warrants	$.35	Open Market Purchase
Trust	10/27/2008	100 Warrants	$.30	Open Market Purchase
Trust	10/27/2008	1,500 Warrants	$.33	Open Market Purchase
Trust	10/272008	5,137 Warrants	$.34	Open Market Purchase
Trust	10/272008	922,000 Warrants	$.35	Open Market Purchase
Trust	10/272008	100 Warrants	$.28	Open Market Purchase
Trust	10/272008	147,058 Warrants	$.31	Open Market Purchase
Trust	11/06/2008	19,400 Warrants	$.30	Open Market Purchase
Trust	11/12/2008	125,000 Warrants	$.20	Open Market Purchase
Trust	11/25/2008	13,310 Warrants	$.05	Open Market Purchase
Trust	11/25/2008	100 Warrants	$.33	Open Market Purchase
Trust	11/28/2008	12,600 Warrants	$.15	Open Market Purchase
Trust to Family LP	6/25/2009	1,890,368 Warrants	$_________	Private transfer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 66986M 118	13D	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1
Form of Exchange Agreement (Affiliates) (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended August 30, 2008 of Novamerican Steel Inc. (File No. 001-33324)) (previously filed).

24.1	Power of Attorney (previously filed).

99.1	Joint Filing Agreement, dated October 16, 2008, between Gilbert E. Playford and the Gilbert E. Playford Revocable Trust (previously filed).

99.2	Joint Filing Agreement, dated June 26, 2009, between Gilbert E. Playford and Playford Family Limited Partnership.

CUSIP No. 66986M 118	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

GILBERT E. PLAYFORD
Dated: June 26, 2009	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Attorney-in-Fact

GILBERT E. PLAYFORD REVOCABLE TRUST By: Gilbert E. Playford, Trustee
Dated: June 26, 2009	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Attorney-in-Fact

PLAYFORD FAMILY LIMITED PARTNERSHIP By: Playford Management LLC, the General Partner By: Gilbert E. Playford, sole member
Dated: June 26, 2009	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Attorney-in-Fact